Nasdaq Regulation

Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

By Electronic Mail

March 22, 2022

Maureen Loviglio
Federal Deposit Insurance Corporation
550 17th Street, NW
Washington, D.C. 20429

Dear Ms. Loviglio:

This is to certify that on March 22, 2022 The Nasdaq Stock Market (the "Exchange") received from Exela Technologies, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


6.00% Series B Cumulative Convertible Perpetual Preferred Stock


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi